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                                       Filed by HealthAxis Inc. pursuant to Rule
                                       425 under the Securities Act of 1933.
                                       Subject Company: HealthAxis.com, Inc.
                                       Registration No.: 333-30256


                                   HealthAxis
                                     [logo]


FOR IMMEDIATE RELEASE:

Investor and Media Contact:
Steven M. Kaplan
HealthAxis Inc.
610-275-3800
skaplan@healthaxis.com
----------------------


                               HEALTHAXIS INC. AND
                      HEALTHAXIS.COM, INC. MERGER COMPLETED


EAST NORRITON, PA. Jan 29, 2001--HealthAxis Inc. (NASDAQ: HAXS), and HealthAxis.com, Inc., a leading provider of Web-enabling software solutions for healthcare payers and intermediaries, and a subsidiary of HealthAxis Inc., announced that at their respective annual meetings held Friday, January 26, 2001, shareholders of both companies voted on, and approved, the proposed merger of the two companies. With the requisite shareholder approvals in place, the transaction was completed on January 26, 2001.

About HealthAxis Inc.
---------------------
For over 20 years, Healthaxis has been driven by the overwhelming challenge of solving the administration, processing, and distribution inefficiencies that plague the healthcare industry. Customers have relied on Healthaxis to develop state-of-the-art software solutions to reduce costs and improve productivity. Today, Healthaxis continues to develop innovative solutions that offer businesses a distinct strategic advantage by quickly and efficiently connecting payers, providers, administrators, brokers, employers, consumers and federal regulators (HIPAA). Healthaxis products and services support customers by easily integrating flexible web-based applications - matching the customer's way of doing business.

Healthaxis, Inc. (NASDAQ: HAXS) For more information, call (972) 443-5000 or toll free (866) WEB-AXIS or visit www.healthaxis.com. Healthaxis, e-powering healthcare.

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HealthAxis, Inc.
Merger Completed
01-29-01


Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: Certain statements made which are not historical facts may be considered forward-looking statements, including, without limitation, statements as to trends, management's beliefs, expectations and opinions, which are based upon a number of assumptions concerning future conditions that ultimately may prove to be inaccurate. Such forward-looking statements are subject to risks and uncertainties and may be affected by various factors, which may cause actual results to differ materially from those in the forward-looking statements. For further information, which could cause actual results to differ from the Company 's expectations, as well as other factors, which could affect the Company 's financial statements, please refer to HealthAxis Inc.'s reports filed with the Securities and Exchange Commission.


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